Exhibit 3.71

CERTIFICATE OF FORMATION

OF

ARAMARK FHC SPORTS AND ENTERTAINMENT SERVICES, LLC

1. The name of the limited liability company (the “Company”) is

ARAMARK FHC Sports and Entertainment Services, LLC

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The purpose of the Company is to engage in any and all business in which limited liability companies are permitted under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this seventeenth day of January, 2003.

ARAMARK FHC SPORTS AND ENTERTAINMENT SERVICES, LLC

By:	/s/ Lilly Dorsa
Lilly Dorsa Organizer